CARTER HENRY'S, LLC

STATEMENT OF REVENUES AND EXPENSES

For the Seven Months Ended July 31, 2023

	Amount	Percent
INCOME		
Sales	$ 568,990.00	100.00
TOTAL INCOME	568,990.00	100.00
COST OF GOODS SOLD		
Food	143,002.00	25.13
Alcohol	34,300.00	6.03
TOTAL COST OF GOODS SOLD	177,302.00	31.16
Gross Profit	391,688.00	68.84
EXPENSES		
Advertising	679.00	0.12
Bank charges	12,797.00	2.25
Customer supplies	16,381.00	2.88
Kitchen supplies	287.00	0.05
PDX Ice	2,619.00	0.46
Small tools and equipment	3,107.00	0.55
Repairs and maintenance	1,526.00	0.27
Laundry service	8,404.00	1.48
Licenses and fees	1,255.00	0.22
Music/entertainment	70.00	0.01
Depreciation expense	25,098.00	4.41
Amortization expense	1,685.00	0.30
Professional fees	3,862.00	0.68
Insurance	9,184.00	1.61
Wages	136,014.00	23.90
Payroll taxes	65,875.00	11.58
Rent	19,501.00	3.43
Rent - Equipment	6,195.00	1.09
Rent - Events	595.00	0.10
SMBX Bond program	5,235.00	0.92
Travel expense	2,936.00	0.52
Payroll fees	1,540.00	0.27
Utilities	10,243.00	1.80
Meals	4,694.00	0.82
Taxes - State	150.00	0.03

CARTER HENRY'S, LLC
STATEMENT OF REVENUES AND EXPENSES
For the Seven Months Ended July 31, 2023

		Amount	Percent
TOTAL EXPENSES	$	339,932.00	59.74
Net Income (Loss)	$	51,756.00	9.10

CARTER HENRY'S, LLC

STATEMENT OF ASSETS, LIABILITIES, AND EQUITY

July 31, 2023

ASSETS

Current Assets				
Cash in Bank - checking	$	56,028.00		
Total Current Assets			$	56,028.00
Other Current Assets				
Inventory		36,675.00		
Total Other Current Assets				36,675.00
Fixed Assets				
Equipment		121,195.56		
Furniture		57,531.00		
Improvements		65,361.00		
Accumulated Depreciation		(118,065.00)		
Total Fixed Assets				126,022.56
Other Assets				
Start up costs		32,500.00		
Accumulated amortization		(5,302.00)		
Total Other Assets				27,198.00
TOTAL ASSETS			$	245,923.56

CARTER HENRY'S, LLC

STATEMENT OF ASSETS, LIABILITIES, AND EQUITY

July 31, 2023

Liabilities And Equity

Long Term Liabilities		
Loan payable - Jeff Tinkham	$ 240,365.00	
Total Long Term Liabilities		$ 240,365.00
TOTAL LIABILIITIES		240,365.00
EQUITY		
Member Equity - Jeramie Mykisen	(18,966.00)	
Distributions - Mykisen	(22,254.28)	
Member Equity - Jeff Tinkham	586.41	
Distributions - Tinkham	(5,563.57)	
Profit and Loss	51,756.00	
TOTAL EQUITY		5,558.56
Total Liabilities And Equity		$ 245,923.56